UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2014

Commission File Number 001-35704

Seadrill Partners LLC

(Exact name of Registrant as specified in its Charter)

2nd Floor, Building 11

Chiswick Business Park

566 Chiswick High Road

London, W4 5YS

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).    Yes  ☐    No  ☒

ITEM 1.	INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 24, 2014, Seadrill Partners LLC (the “Company”) acquired from Seadrill Limited a 51% indirect interest in the entities which own and operate the drillship, the West Auriga (the “Auriga Business”), which the Company owns through Seadrill Capricorn Holdings LLC. Attached as Exhibit 99.1 are the Audited Combined Carve-Out Financial Statements of the Auriga Business as of and for the years ended December 31, 2013 and 2012. Attached as Exhibit 99.2 are the Unaudited Consolidated and Combined Carve-Out Pro Forma Financial Statements for Seadrill Partners LLC as of and for the year ended December 31, 2013, which give pro forma effect to the acquisition of the Auriga Business and certain other related transactions and adjustments as described therein.

ITEM 2.	EXHIBITS

The following exhibits are filed as part of this report:

Exhibit No.	Description

23.1	Consent of PricewaterhouseCoopers LLP

99.1	Audited Combined Carve-Out Financial Statements of the Auriga Business

99.2	Unaudited Consolidated and Combined Carve-Out Pro Forma Financial Statements of Seadrill Partners LLC

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-192053), ORIGINALLY FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 1, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL PARTNERS LLC

Date: May 23, 2014
	By:	/s/ Graham Robjohns
		Name:	Graham Robjohns
		Title:	Chief Executive Officer

EXHIBITS INDEX

Exhibit No.	Description

23.1	Consent of PricewaterhouseCoopers LLP

99.1	Audited Combined Carve-Out Financial Statements of the Auriga Business

99.2	Unaudited Consolidated and Combined Carve-Out Pro Forma Financial Statements of Seadrill Partners LLC

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